23800 East Appleway Liberty Lake, Washington 99019

August 21, 2018

John Reynolds
Securities and Exchange Commission
Washington D.C.

RE:	Hunt Mining Corporation Form 10-K for the Fiscal Year Ended December 31, 2017 Filed April 17, 2018 File No. 333-182072

Dear Mr. Reynolds:

In response to the three areas of concern listed in the July 24, 2018 comment letter, I have prepared the following disclosure points.

SEC Comment Letter Item 1

Properties, page 4

1. We note the disclosure in footnote 9 to the financial statements regarding the estimated life of the Mina Martha project. Please add disclosure in this section to disclose the basis for your mine life estimate of 8 years.

In response to the above comment we have added the following disclosures underlined below.

Properties

Ongoing production at the Martha Project is being undertaken without established mineral resources or reserves and the Company has not established the economic viability of the operations on the Martha Project. As a result, there is increased uncertainty and economic risk of failure associated with these production activities. A NI 43-101 compliant technical report from 2010 does exist for the La Josefina project with measured, indicated and inferred resources. The Ailin vein is part of this resource estimate. The processing plant at the Martha Project has an estimated useful life of 8 years as it is anticipated that this plant will be used to process mineral from the Martha and the La Josefina projects. As the distances between the two properties is relatively minor, the floatation plant and mining equipment will serve both projects

SEC Comment Letter Item 2

Present Status of Work Completed and Exploration Plans, page 10

2.		We note you do not describe your current exploration plans. Please expand your disclosure concerning the exploration plans for your properties to address the following points.
	•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.
•
Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

	•	If there is a phased program planned, briefly outline all phases.
	•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
	•	Disclose how the exploration program will be funded.
	•	Identify who will be conducting any proposed exploration work, and discuss their qualifications.

Hunt Mining Corporation Form 10-K for the Fiscal Year Ended December 31, 2017 Filed April 17, 2018 File No. 333-182072 Page 2

In response to the above comment we have added the following disclosures underlined below.

Present Status of Work Completed and Exploration Plans

Exploration on this property by the Company began in 2017 and currently the mine and mill facilities at Martha are active and processing the minerals from exploration activities.  Exploration for the year was centered on extending Martha Resources by focusing on nearby structures. In 2017 the Martha West resource, an extension of the Martha vein, was announced. In 2017 we were able to access the surface resources and the entire underground resources are scheduled to be mined in 2018.

Additional drilling and exploration was performed on many other smaller targets primarily to the north of Martha, None of these targets produced results that were significant enough to justify further costs. During the year ended December 31, 2017, 5,833 meters were drilled in exploration activities in and around Martha.

Other vein-hosted silver and gold mineralization targets occur on the Martha property and are targeted for future exploration but have no detailed plans or budgets at this time. Several valid exploration target areas exist on the acquired property. They are grouped herein into three priority areas based on historic mineral resources, proximity to the mill and the amount and results of prior exploration work. Future exploration of the Company's properties will be conducted by certified geologists currently employed by the Company. All exploration of the Martha property is expected to be funded by cash flow generated from the Company's La Josefina Property as the resources on that property are scheduled to begin extraction in 2018

Priority 1. Martha Cluster; This cluster has produced the majority of Martha's silver and gold and contained the largest amount of historic mineral resources all from the Martha, R4 and Del Medio System veins. Together, the three systems form a belt of WNW-striking veins that is nearly 2 km long. Generally, the veins dip to the S and SW at steep to moderate angles.

Priority 2. Areas peripheral to Martha; Veins in this area are Martha Oeste Martha Sur, Futuro, Esperanza, Estero and Wendy. It is reasonable to expect that review of historic data will identify zones deserving of new exploration investment.

Priority 3. This area lies to the north of the main Martha concession within the Ana concession. A small breccia body of sulfidic, base and precious metal mineralization, called Tesoro, occurs in this block. Other notable vein targets in the Ana block are Leonor and Teres Exploration.

SEC Comment Letter Item 3

Results of Operations, page 24

3. Please modify your filing and disclose your annual mine/mill production. This would include your tonnage & grade mined, concentrate tonnage & grade shipped and gold & silver quantities sold. See Instruction 3 to Item 102 of Regulation S-K.

In response to the above comment we have added the following disclosures underlined below.

Hunt Mining Corporation Form 10-K for the Fiscal Year Ended December 31, 2017 Filed April 17, 2018 File No. 333-182072 Page 3

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Special Note on Forward-Looking Statements

Certain statements contained in this report (including information incorporated by reference) are "forward-looking statements."  The Company's forward-looking statements include current expectations and projections about future production, results, performance, prospects and opportunities, including reserves and other mineralization. The Company has tried to identify these forward-looking statements by using words such as "may," "might," "will," "expect," "anticipate," "believe," "could," "intend," "plan," "estimate" and similar expressions. These forward-looking statements are based on information currently available to us and are expressed in good faith and believed to have a reasonable basis. However, the forward-looking statements are subject to a number of risks, uncertainties and other factors that could cause actual production, results, performance, prospects or opportunities, including reserves and mineralization, to differ materially from those expressed in, or implied by, these forward-looking statements.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements. Projections and other forward-looking statements included in this report have been prepared based on assumptions, which the Company believes to be reasonable, and in accordance with United States generally accepted accounting principles ("GAAP") or any guidelines of the Securities and Exchange Commission ("SEC"). Actual results may vary, perhaps materially. You are strongly cautioned not to place undue reliance on such projections and other forward-looking statements. All subsequent written and oral forward-looking statements attributable to Hunt Mining Corporation or to persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements. Except as required by federal securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

You should read the following discussion and analysis of the Company's financial condition and results of operations together with its financial statements and related notes in this annual report on Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" in this annual report on Form 10-K.

The Company

Hunt Mining Corp., is a mineral exploration company incorporated on January 10, 2006 under the laws of Alberta, Canada and, together with its subsidiaries, is engaged in the exploration of mineral properties in Santa Cruz Province, Argentina.

Effective November 6, 2013, the Company continued from the Province of Alberta to the Province of British Columbia.  The Company's registered office is located at 25th Floor, 700 W Georgia Street, Vancouver, B.C. V7Y 1B3.  The Company's head office is located at 23800 E Appleway Avenue, Liberty Lake, Washington, 99019 USA.
During the year ended December 31, 2017, the major source of funding was from sales of silver-gold concentrate and tailings, exceeding $9.2 million. Other sources of funding included loans from the Hunt Family Limited Partnership, and a loan facility from Ocean Partners; advanced against future concentrate sales.  The Company incurred net operating losses for the aggregate of years ended December 31, 2017 and 2016 but were profitable in 2017 by approximately $1.66 million. The Company remains focused on evaluating its mining properties in Argentina, with near term prospects of mining the La Josefina gold property and the continuation of production of silver-gold concentrate from the Mina Martha property.  The Company is also reviewing strategic opportunities, focusing primarily on development or operating properties.

Hunt Mining Corporation Form 10-K for the Fiscal Year Ended December 31, 2017 Filed April 17, 2018 File No. 333-182072 Page 4

During the year ended December 31, 2017, the Company sold concentrate containing 597 ounces of gold at an average price of $1,276 and 530,595 ounces of silver at an average price of $17.13 for net proceeds of $8,740,854. 263 tonnes of gold/silver concentrate were shipped during the year ended December 31, 2017 with average grades of Au 70.49 g/mt and Ag 62,640.14 g/mt. This concentrate was the produced from approximately 20,384 tonnes of ore with average grades of 1.06 Au g/mt and 878 Ag g/mt.

We anticipate the above disclosure amendments will address your comments sufficiently. We are always available for contact, should you require further clarifications, and look forward to your comments.

Sincerely,

KEN ATWOOD
Ken Atwood Chief Financial Officer Hunt Mining Corporation